CERTIFICATE OF CORRECTION OF
ARTICLES OF AMENDMENT

OF

UNITED ARTISTS THEATRE CIRCUIT, INC.

_____

United Artists Theatre Circuit, Inc. (hereinafter called the "corporation"), a corporation organized and existing under the Laws of the State of Maryland, does hereby certify:

1.   The name of the corporation is UNITED ARTISTS THEATRE CIRCUIT, INC.

2.   The Articles of Amendment of the corporation, which was filed by the State of Maryland Department of Assessments and Taxation on March 2, 2001, is hereby corrected.

3.   The inaccuracy to be corrected in said instrument is as follows:

(4) the Written Consent of the Board of Directors dated March 1, 2001 and pursuant to the Order of the Court and Section 3-301 of the General Corporation Law of the State of Maryland dated February 22, 2001.

4.   The portion of the instrument in corrected form is as follows:

(4) the Written Consent of the Board of Directors dated March 1, 2001 and pursuant to the Order of the Court dated January 22, 2001 and Section 3-301 of the General Corporation Law of the State of Maryland.

IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained herein have been examined by us and are true and correct.

Executed on this 12th day of March, 2001.

/S/ Kurt C. Hall
Kurt C. Hall, President and CEO

and

/S/ Ralph E. Hardy
Ralph E. Hardy, Executive Vice President,
General Counsel and Secretary